Exhibit 99.1

CUIT 30-70496280-7

April 15, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Relevant Information

To whom it may concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to inform you that the Board of Directors of Grupo Financiero Galicia S.A. has resolved to approve the sale of 95% of its stake in Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversión (“GAF”) to Banco de Galicia y Buenos Aires S.A. for the amount of thirty-nine million, four hundred and eighty-one thousand, and three hundred and two pesos (P$39,481,302).

Yours sincerely,

A. Enrique Pedemonte
Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.